Exhibit 99.53

Kirkham Geosystems Ltd.
	6331 Palace Place	Phone: (604) 529-1070
	Burnaby, B.C.	gdkirkham@shaw.ca
V5E 1Z6

CERTIFICATE OF AUTHOR

I, Garth David Kirkham, P.Geo., do hereby certify that:

1)	I am a consulting geoscientist and Principal of Kirkham Geosystems Ltd. since 1987 with an office at 6331 Palace Place, Burnaby, British Columbia.

2)	This certificate applies to the technical report entitled “NI 43-101 Technical Report, Soracaya Project, Potosi, Bolivia” with an effective date of January 1, 2024 (the “Technical Report”) prepared for Santacruz Silver Mining Ltd. (the “Issuer”).

3)	I am a graduate of the University of Alberta in 1983 with a B. Sc. I have continuously practiced my profession since 1988. I have authored many resource estimations and NI 43-101 technical reports including Cerro Blanco Epithermal Au-Ag, Cerro Las Minitas Ag-Zn-Pb-Au-Cu, Avino Ag-Zn-Pb and along with the Bolivar, Caballo Blanco and Porco Ag-Pb-Zn deposits in Bolivia.

4)	I am a member in good standing of the Engineers and Geoscientists of British Columbia (#30043).

5)	I have visited the property on March 28-30, 2023.

6)	In the Technical Report, I am responsible for all sections with the exception of section 13.

7)	I have not had prior involvement with the Soracaya property. I have had prior involvement with the Issuer and the property as author of the technical reports entitled:

●	NI 43-101 Technical Report, Porco Project, Potosi, Bolivia, with an effective date of 21 December 2021

NI 43-101 Technical Report, Caballo Blanco Project, Potosi, Bolivai, with an effective date of 21 December 2021

●	NI 43-101 Technical Report, Bolivar Project, Potosi, Bolivia with effective date 21 December 2021,

●	NI 43-101 Technical Report on the Advanced Project, Porco Mining Operations, Antonio Quijarro Province, Bolivia that has an effective date of January 1, 2024

●	NI 43-101 Technical Report on the Advanced Project, Bolivar Mining Operations, Atequera, Bolivia” that has an effective date of January 1, 2024

●	NI 43-101 Technical Report on the Advanced Project, Caballo Blanco Mining Operations, near Potosi, Bolivia” that has an effective date of January 1, 2024

8)	I am independent of Santacruz Silver Mining Ltd. as defined in Section 1.5 of National Instrument 43-101.

9)	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I fulfil the requirements of a Qualified Person as defined in National Instrument 43-101.

10)	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report and that this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11)	I have read the Technical Report, National Instrument 43-101- Standards for Disclosure of Mineral Projects and Form 43-101F1. This Technical Report has been prepared in compliance with that instrument and form.

Effective Date: January 1, 2024

Signed Date: October 4, 2024

“original signed and sealed by Garth Kirkham, P.Geo.”
Garth Kirkham, P.Geo.
Kirkham Geosystems Ltd.